Exhibit 10.32

October 3, 2012

Dear Steven,

It is my pleasure to confirm our offer of employment for the position of Senior Vice President, Chief Information Officer. The work location for this position will be Allen, TX and you will be reporting to Don Shassian, Executive Vice President, and Chief Financial Officer. Your start date will be determined upon acceptance.

Your executive compensation program includes four principle components:

1)	Annual base salary of $300,000 (less applicable taxes) paid on a semi-monthly basis.

2)

Cash bonus under the Frontier Bonus Plan (“FBP”) with an annual target incentive of 60% of your annual base salary (initially $180,000), which will be paid out based on company and personal performance. Your first year payout will be prorated based on your start date.

3)

Restricted stock awards, which are generally granted in the first quarter of each year. Restricted shares vest in four equal annual installments (25% per year), commencing one year from the date of grant, with one-quarter of the restricted shares vesting and becoming unrestricted upon each annual anniversary date.  The annual target for your position is currently $115,000.  Your first year payout will be prorated based on your start date. You will receive dividends, to the extent dividends are declared by the Board of Directors, on all shares, whether vested or unvested. The company’s current annual dividend policy (which is subject to change at the discretion of the Board of Directors) is $0.40 per share, declared quarterly in an amount of $0.10 per share per quarter.

4)

Performance Shares under the Frontier Long Term Incentive Plan (LTIP), with an annual performance share target valued at one-third of your annual target for restricted stock awards. The LTIP target is an annual grant that will be paid out based on company performance over a three year period (initially, 2013-2015). The performance metrics (which are subject to change for future grants) are currently Operating Cash Flow and Total Shareholder Return. You will earn performance shares at the end of each three year period based on the company’s performance over the three-year measurement period on the metrics for that award. Dividends that would have been payable on any earned shares during a three year period will be paid at the end of the three year period.

You will be eligible for a cash bonus and restricted stock award for 2013 with awards paid in the first quarter of 2014. You will be eligible for an award under the LTIP commencing with the 2013-2015 performance period.  Frontier reserves the right to implement or discontinue executive compensation plans at its own discretion. Eligibility for any given plan does not guarantee award values since Frontier’s Executive Compensation Program is based on performance of the company and the executive.

As a sign-on bonus, you will be granted 20,000 restricted shares (subject to the approval of the Compensation Committee) as part of your new hire compensation. These shares will vest in four equal annual installments (25% per year), commencing one year from your start date.

You will also receive a $25,000 cash sign on bonus (subject to applicable taxes) contingent upon execution of a twelve (12) month prorated promissory note (attached). The sign on bonus is paid after thirty (30) days of employment.

Relocation benefits are also offered to up to $90,000 which is grossed up and used for one-time standard household goods transfer, reimbursement of approved relocation expenses, such as closing costs on sale of home, and temporary housing. Please note, that according to IRS regulations, if you move less than 50 miles, you will be accountable for applicable taxes on household goods transfer. Upon acceptance of this offer of employment, a counselor from our relocation partner, Weichert, will contact you to initiate you in to the program. A Promissory Note (initiated by Weichert Relocation) is required to be executed with your agreement to reimburse the Company for a pro-rated portion of your relocation expenses in the event you leave the Company within twenty-four (24) months of from the date the last funds were paid. This relocation benefit will expire twelve (12) months from your start date.

Please be advised that your health and welfare benefits will begin on your 30th day of employment and as a Frontier employee, you will be eligible to participate in a full range of benefits. Please bring all of the original paperwork with you on your first day of work.

This offer and subsequent employment is contingent upon Frontier’s receipt of acceptable results of a  background check and reference checks including, criminal record check, drug screening, and verification of education, employment and professional references. Certain positions will also require a motor vehicle or credit check. All drug screens must be completed within 48 hours of receiving this package. The drug test will be registered by Frontier.

Federal law requires that you provide documentation (1-9) confirming your eligibility to work in the United States, A list of documents that you may use to establish your identity and employment eligibility can be found in your New Hire Kit. Please bring the appropriate documents with you when you report to work on your first day.

Assuming the contingencies noted above are met and you commence employment with Frontier, as a condition of accepting this offer of employment with Frontier you agree that should you leave employment with Frontier at any time in the future for any reason, you will not solicit, either directly or indirectly, any Frontier employee for employment with any other employer for a period of one (1) year after you leave employment with Frontier.

This offer is not an express or implied contract, promise or guarantee of employment, of any particular position, or of any particular term or condition of employment. Your employment by Frontier is at will and is subject to the conditions set forth in Frontier’s Code of Conduct as well as all other Frontier policies and applicable Federal, State and local laws.

On behalf of Frontier, I welcome you to our team! Please do not hesitate to contact me with any questions regarding this offer. To acknowledge your acceptance of this offer, please sign the bottom of this offer letter and fax 585-262-9536 or email a scanned copy back to me directly. Please return the original signed offer letter with your original new hire paperwork as soon as convenient.

Sincerely,

Jim Oddo

AVP, Talent Acquisition

Frontier Communications Corporation

Acceptance of Offer

By signing below, I hereby accept the Frontier’s contingent offer of employment. I understand that I will not have a contract of employment with Frontier for a specified period of time. I further agree to abide by policies and procedures established by Frontier.

/s/ Steven Gable	10/3/2012
Steven Gable	Date